DISTRIBUTION AND SERVICE PLAN


         1. This Distribution and Service Plan (the "Plan") when effective in accordance with its terms, shall be the written plan contemplated by Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), of the funds listed on Schedule A (the "Portfolios"), duly established series of shares of Guinness Flight Investment Funds, a Delaware business trust, registered as an open-end investment company under the 1940 Act (the "Guinness Funds").

         2. Guinness Funds has entered into separate Administration ("Administration") and General Distribution ("Distribution") Agreements with Investment Company Administration Corporation (the "Administrator") and First Fund Distributors Inc. (the "Distributor"), respectively, with respect to the Portfolios under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers for each Portfolio's shares. Under the Distribution Agreement, the Distributor pays the expenses of printing and distributing any prospectuses, reports and other literature used by the Distributor, advertising, and other promotional activities in connection with the offering of shares of each Portfolio for sale to the public. Guinness Funds has entered into an Investment Advisory Agreement with Guinness Flight Investment Management Limited (the "Investment Adviser"). It is understood that the Administrator may reimburse the Distributor for these expenses from any source available to it, including the administration fee paid to the Administrator by each Portfolio.

         3. The Investment Adviser may, subject to the approval of the Trustees, make payments to third parties who render shareholder support services, including but not limited to, answering routine inquiries regarding the Portfolios, processing shareholder transactions and providing such other shareholder and administrative services as Guinness Funds may reasonably request.

         4. The Portfolios will not make separate payments as a result of this Plan to the Investment Adviser, Administrator, Distributor or any other party, it being recognized that each Portfolio presently pays, and will continue to pay, an investment advisory fee to the Investment Adviser and an administration fee to the Administrator. To the extent that any payments made by the Portfolios to the Investment Adviser or Administrator, including payment of fees under the Investment Advisory Agreement or the Administration Agreement, respectively, should be deemed to be indirect financing of any activity primarily intended to result in the sale of shares of the Portfolios within the context of Rule 12b-1 under the 1940 Act, then such payments shall be deemed to be authorized by this Plan.

         5. This Plan shall become effective on April 28, 1997, and was amended as of September 5, 1997, having been approved by a vote of a majority of the Trustees of Guinness Funds, including a majority of Trustees who are not interested persons of Guinness Funds (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreements related to this Plan (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on this Plan.


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         6. This Plan shall, unless terminated as hereinafter  provided,  remain in effect from April 28, 1997 through April 27, 1998, and from year to year thereafter, provided, however, that such continuance is subject to approval annually by a vote of a majority of the Trustees of Guinness Funds, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan. This Plan may be amended at any time by the Board of Trustees, provided that (a) any amendment to authorize direct payments by a Portfolio to finance any activity primarily intended to result in the sale of shares of a Portfolio, to increase materially the amount spent by a Portfolio for distribution, or any amendment of the Investment Advisory Agreement or the Administration Agreement to increase the amount to be paid by a Portfolio thereunder shall be effective only upon approval by a vote of a majority of the outstanding voting securities of such Portfolio, and (b) any material amendments of this Plan shall be effective only upon approval in the manner provided in the first sentence in this paragraph.

         7. This Plan may be terminated at any time, with respect to a Portfolio, without the payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of such Portfolio.

         8. During the existence of this Plan, Guinness Funds shall require the Investment Adviser and/or Distributor to provide Guinness Funds, for review by Guinness Funds' Board of Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended in connection with financing any activity primarily intended to result in the sale of shares of the Portfolios (making estimates of such costs where necessary or desirable) and the purposes for which such expenditures were made.

         9. This Plan does not require the Investment Adviser or Distributor to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of shares of the Portfolios.

         10. Consistent with the limitation of shareholder and Trustee liability as set forth in the Guinness Funds' Trust Instrument, any obligations assumed by a Portfolio pursuant to this Plan and any agreements related to this Plan shall be limited in all cases to such Portfolio and its assets, and shall not constitute obligations of any shareholder or other series of shares of Guinness Funds or of any Trustee.

         11. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

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                                   Schedule A

                          amended as of August 14, 1998

                       Guinness Flight Asia Blue Chip Fund
                       Guinness Flight Asia Small Cap Fund
                     Guinness Flight China & Hong Kong Fund
                   Guinness Flight Global Government Bond Fund
                       Guinness Flight Mainland China Fund
                         Guinness Flight New Europe Fund
                           Guinness Flight Index Fund